Exhibit (a)(1)(vii)

[FORM OF LETTER/E-MAIL CONFIRMING RECEIPT OF LETTER OF TRANSMITTAL]

E-mail address:

Subject: Confirmation of Receipt of Letter of Transmittal

     This message confirms that we have received your Letter of Transmittal (“Letter”). Upon the terms and subject to the conditions of the Offer to Purchase for Cash Certain Outstanding Options to Purchase Shares of Common Stock of Concord Communications, Inc. Having an Exercise Price Per Share of $25.00 or More (the “Offer to Purchase”) and your Letter, we will accept your options, if properly tendered, shortly after 5:00 P.M. Boston, Massachusetts time on October 26, 2004, unless the offer is extended, in which case we will accept your options shortly following the expiration of the extended period (the “Expiration Time”).

     Unless you withdraw your tendered options in accordance with the provisions of the Offer to Purchase before the Expiration Time, we will cancel all options that you have properly tendered and not validly withdrawn. If you do not withdraw your tendered options and we accept such options, shortly following the Expiration Time we will (a) confirm that your options have been accepted and will be terminated and (b) in accordance with our regular payroll practices, pay you an amount equal to the aggregate option purchase prices of the eligible options you have properly tendered less applicable withholdings, subject to the terms and conditions contained in the Offer to Purchase.

     If you have any questions, please contact Kelly Konash at (508) 303-4396.